

Interceramic

Internacional de Cerámica, S.A. de C.V.
Avenida Pacheco #7200, Sector 26
Chihuahua, Chih. 31060
México



82-2873

T (614) 429 1261
F (614) 429 1166

Chihuahua, Chih., January 31, 2005.

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
JUDICIARY PLAZA
WASHINGTON, D.C. 20549

RE: INTERNACIONAL DE CERAMICA, S.A. DE C.V.

Gentlemen:

We enclose for filing on behalf of Internacional de Ceramica, S.A. de C.V., one manually signed and two conformed copies of a Form 15 Report dated January 31, 2005.

Please stamp the enclosed copy of this letter to indicate receipt of the enclosures and return the stamp envelope for your convenience.

Very truly yours

Luis F. Cano
Investor Relations

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: ______________

Internacional de Cerámica, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Ceramics International, Inc.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Carlos Pacheco 7200
Chihuahua, Chih., México
52.614.429.1127
(Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)

American Depositary Shares (consisting of five Limited Voting Units)
Limited Voting Units (consisting of one Series D and one Series L Share)
Series D Shares, without par value
Series L Shares, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☐	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☒	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐

Approximate number of holders of record as of the certificate or notice date: **263**

Pursuant to the requirements of the Securities Exchange Act of 1934, Internacional de Ceramica, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Internacional de Cerámica, S.A. de C.V.

Date: January 31, 2005

By: ______________________

Name: Jesus A. Olivas

Title: Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: ______________

Internacional de Cerámica, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Ceramics International, Inc.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Carlos Pacheco 7200
Chihuahua, Chih., México
52.614.429.1127
(Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)

American Depositary Shares (consisting of five Limited Voting Units)
Limited Voting Units (consisting of one Series D and one Series L Share)
Series D Shares, without par value
Series L Shares, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☐	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☒	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐

Approximate number of holders of record as of the certificate or notice date: **263**

Pursuant to the requirements of the Securities Exchange Act of 1934, Internacional de Ceramica, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Internacional de Cerámica, S.A. de C.V.

Date: January 31, 2005

By: ______________________

Name: Jesus A. Olivas

Title: Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: ________________

Internacional de Cerámica, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Ceramics International, Inc.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Carlos Pacheco 7200
Chihuahua, Chih., México
52.614.429.1127
(Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)

American Depositary Shares (consisting of five Limited Voting Units)
Limited Voting Units (consisting of one Series D and one Series L Share)
Series D Shares, without par value
Series L Shares, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☐	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☒	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐

Approximate number of holders of record as of the certificate or notice date: **263**

Pursuant to the requirements of the Securities Exchange Act of 1934, Internacional de Ceramica, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Internacional de Cerámica, S.A. de C.V.

Date: January 31, 2005

By: 

Name: Jesus A. Olivas

Title: Chief Financial Officer